* Explanation of Response:

      As of April 27, 2004, Morris & Miller, Ltd. held 5,601,000 Shares of Common Stock of the Issuer.

      As was reported in a Form 8-KSB filed by the Issuer on April 6, 2005, Morris & Miller, Ltd. and the Issuer resolved various outstanding issues between the, and to settle the Issuer's claims, Morris & Miller, Ltd., among other undertakings, agreed to surrender and deliver to the Issuer 1,889,566 shares of the Issuer's Common Stock.

      Subsequently, these 1,889,566 shares were delivered, and, as of July 25, 2005, the total number of Shares of Common Stock of the Issuer held by Morris & Miller, Ltd. was as follows:

            Prior Balance                           5,601,000 Shares
            (Disposition)                         (1,889,566 Shares)
            New Balance                             3,711,434 Shares